UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM 10-SB/A

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

Commission File Number: 001-354027

Omega United, Inc.
(Name of Small Business Issuer in its charter)

Nevada	27-0005846
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

733 W. Montgomery, Spokane, WA	99205
(Address of principal executive offices)	(Zip Code)

Issuer’s telephone number: (509) 993-3211

Securities to be registered under Section 12(b) of the Act:
Title of each class to be so registered	Name of each exchange on which each class is to be registered

Securities to be registered under Section 12(g) of the Act:
Common Stock
(Title of class)

3

Item 1. Description of Business.

Business Development and Summary

Omega United, Inc. was organized by the filing of articles of incorporation with the Secretary of State of the State of Nevada on June 3, 1998, with the objective to provide entertainment booking services. We have had limited operations and are considered a development stage company. Since our inception through March 31, 2006, we have not generated any revenues and incurred a net loss of $21,517 in pursuit of our business plan. Since our formation, our operations have been devoted primarily to activities related to implementing our objectives, which include the following:

1.	Formation of the company and obtaining start-up capital;
2.	Obtaining capital through sales of our common stock;
3.	Developing our corporate hierarchy, including naming directors to our board, appointing our executive officers and setting forth a business plan;
4.	Drafting Vendor Agreements;
5.	Identifying and entering into Vendor Agreements with performers; and
6.	Establishing a website at http://www.omegaeventplanning.com.

Omega has never been party to any bankruptcy, receivership or similar proceeding, nor have we undergone any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

Business of Issuer

Principal Products and Principal Markets

We are an online entertainment booking service. Prior to the advent of the Internet, there were essentially only two ways for the average person to locate entertainment services: 1) word of mouth and 2) the phone book. As the Internet gained popularity, more and more people went online in search of this information; however, this information tended to be fragmented. To address this problem, we created an online booking system that will serve to organize the fragmented marketplace of musicians and entertainers into a searchable database. Our operations are currently focused in the State of Washington. We intend to identify potential artists through Internet searches, personal recommendations and attending performances. Our ultimate goal is to utilize the reach of the Internet to target entertainers and consumers across the United States.

Omega United’s objective is to act as a liaison between live entertainment and the people who hire them. In the event a prospective performer desires listing in our proposed service, we will enter into a non-exclusive vendor agreement. Our vendor agreements are perpetual in term, but may be terminated by either party with 30 days written notice. There are no provisions in our vendor agreements granting us ownership rights to any property, either intellectual or real, created, purchased or otherwise owned by entertainers. The vendor agreements do not give us the right to act as an agent for entertainers, and resultantly we cannot enter into any contracts or make payments on behalf of entertainers. We have developed an Internet site through which consumers will be able to seek entertainment services. A value-added service we offer entertainers is the ability to post user-created web pages on our web site. Entertainers are able to post photos, list of services or even sample music or video performances.

As we develop a base of operations and enter into vendor agreements, we will continually update our web site so that customers will be able to visit the site and request information on various types of entertainers. Once we receive a request for information, we provide the customer with a list of performers meeting their needs. After reviewing the information provided, the customer may then request a proposal from one or all of the entertainers displayed, along with a more detailed description of the event being planned, including date, time and location.

The selected entertainers are sent an automated email from us notifying them of the bid request and are able to view details that the potential customer provided about the intended booking. Each entertainer that received a request has an opportunity to submit a bid via our web site to the customer. This bid indicates the rate the entertainer plans to charge based on the information provided. The consumer receives all bids through an email sent from us. The customer remains anonymous to the entertainers until booking is confirmed, thus preventing an entertainer from bypassing our system and going directly to the customer.

We collect a commission fee each time we broker a transaction between a provider and buyer of entertainment services. Commissions are 10% of the price of the services provided. We collect our fee from the seller upon the completion of the contracted services. We currently have one non-exclusive vendor agreement in place. However, no bookings have been made through our system, to date, and thus, have not generated any commissions.

Distribution Methods of the Products

We have established a web site at www.omegaeventplanning.com. This site is the base of our operations, the principal method through which we market, sell and disseminate our services. Substantially all of our revenues are expected to be realized from our on-line operations.

We anticipate that web traffic will come from search engines like Yahoo, Google and MSN. Search engines direct users to sites based on keywords. We will strive to achieve favorable positioning for keywords including “entertainment,” “booking,” “music,” “musician,” “event” and “planning.” We will accomplish this by optimizing our code and utilizing search-engine submission tools like Submit-It, which recommends possible keywords to increase the relevance of our search terms and possibly achieve favorable placement on search engines.

Industry background and competition

Most of our competitors are significantly larger and have substantially greater financial, technical, marketing and other resources, significantly greater name recognition and more traffic to their web sites. In addition, many of our competitors have well-established relationships with entertainers in a broader geographical area. It is possible that new competitors or alliances among competitors will emerge in the future. Our competitors may be able to secure relationships with from entertainers on more favorable terms and adopt more aggressive pricing policies than we may be able to. There can be no assurance that we will be able to compete successfully against present or future competitors or that competitive pressures will not force us to cease our operations.

Our largest competitor is GigMasters, a leading music booking agent and music promotion, entertainment and talent agency. Their website reaches customers and clients in North America and Canada. Other competitors are JL Entertainment, Tapley Entertainment and Mark Sonder Productions.

In this dynamic and highly competitive industry, selection is an important attribute, but insufficient to maintain a competitive advantage. We believe that the principal competitive factors pervading in the market include:

1.	Quality of service,
2.	Client relationships and
3.	Reliability and reputation.

Competition depends to a large extent on clients’ perception of the quality and effectiveness of our services and those of our competitors. To the extent we lose potential clients to our competitors because of dissatisfaction with our customer service, or if our reputation is adversely impacted for any other reason, our future ability to attract customers will be reduced.

Need for any government approval of principal products or services

We are not aware of any need for us to obtain government approval for the products we plan to sell.

Employees

We presently have no employees. Instead, we presently rely on the efforts of our directors and executive officers, Mrs. Shelly Clark and Mr. Kendall Clark. We believe that our operations are currently on a scale that is manageable by these individuals on a part-time basis.

Reports to Security Holders

(1)	Omega United will furnish shareholders with annual financial reports certified by our certified public independent accountants.
(2)

Omega United will become a reporting issuer with the Securities and Exchange Commission when this registration statement becomes effective. Omega United will file annual reports on Form 10-KSB, quarterly reports on Form 10-QSB, current reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended as required to maintain the fully reporting status.

(3)

You may read and copy any materials Omega United will file with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site (http://www.sec.gov).

Item 2. Management’s Discussion and Analysis or Plan of Operation

Management’s Discussion

We were incorporated in the State of Nevada on June 3, 1998. We are a development stage company. To date, our efforts have focused primarily on the execution of our business plan, which include the following activities:

1.	Formation of the company and obtaining start-up capital;
2.	Obtaining capital through sales of our common stock;
3.	Developing our corporate hierarchy, including naming directors to our board, appointing our executive officers and setting forth a business plan;
4.	Drafting Vendor Agreements;
5.	Identifying and entering into Vendor Agreements with performers; and
6.	Establishing a website at http://www.omegaeventplanning.com.

We are an early stage company with limited operations. In our initial operating period from inception to March 31, 2006, we generated no revenues, while incurring $21,517 in expenses incurred in pursuit of our business objectives. This resulted in a cumulative net loss of $21,517 for the period, which was attributable to general and administrative expenses related to the costs of start-up operations in the amount of $20,875 and $642 of depreciation expense related to our computer equipment. Our start-up costs from inception to March 31, 2006 include the following:

Account	Amount

General and administrative:
(office supplies, utilities, dues and subscriptions, transfer agent fees, marketing expenditures, etc.)	$8,852
Accounting fees	$7,456
Legal and professional fees	$4,567
Computer Equipment	$2,512
Depreciation	$642

No development related expenses have been or will be paid to our affiliates.

Generating sales in the next six to 12 months is important to support our business. However, we cannot guarantee that we will generate such growth. We entered into one non-exclusive vendor agreement with a musical act on April 25, 2006. In accordance with this agreement, we have listed the entertainer in our booking system and have provided the vendor with the ability to publish content on our website. We are currently awaiting information from the vendor with which to update our website. No events for this entertainer have been reserved through Omega United. Resultantly, we have not generated any revenues in relation to this vendor agreement.

As of March 31, 2006, we had $31,019 in cash on hand, which we believe will be sufficient to continue our operations for the next at least twelve months. However, if our expenses are greater than anticipated or if we do not generate sufficient cash flow to support our operations over the next nine to 12 months, we may need to raise additional capital by issuing capital stock in exchange for cash in order to continue as a going concern. There are no formal or informal agreements to attain such financing. We can not assure you that any financing can be obtained or, if obtained, that it will be on reasonable terms. Without realization of additional capital, it would be unlikely for us to continue as a going concern.

Our independent auditors have expressed substantial doubt about our ability to continue as a going concern in the independent auditors’ report to the financial statements included in this registration statement. If our business fails, our investors may face a complete loss of their investment.

At the time of incorporation, we had limited to no operations and no funds with which to finance our operations. In consideration of this dilemma, we sought investment from third-parties. As a result, since our incorporation, we have raised capital through private sales of our common equity, as follows:

1.	In June 1998, we issued 4,200,000 shares of our common stock to Shelly Clark, our current President and director, in exchange for services performed valued at $4,200.

2.

In June 2003, we sold 120,500 shares of our common stock to Legend Advisory Corporation, a non-affiliated shareholder, for services rendered in the amount of $1,205, related specifically to the incorporation of our corporate entity and preparation of our corporate documentation.

3.	In February 2004, we issued 1,000,000 shares of our common stock to Kendall Clark, our Secretary, Treasurer and director, in exchange for cash in the amount of $10,000.

4.	On January 26, 2006, we sold an aggregate of 1,560,000 shares of our common stock in an offering made under Regulation D, Rule 504 to 22 individuals, for cash in the amount of $39,000.

Our officers and directors do not expect to incur research and development costs.

We do not have any off-balance sheet arrangements.

We currently do not own any significant plant or equipment that we would seek to sell in the near future.

We do not anticipate the need to hire additional full- or part- time employees over the next 12 months, as the services provided by our officers and directors appear sufficient at this time. We believe that our operations are currently on a small scale that is manageable by these individuals.

We have not paid for expenses on behalf of any of our directors. Additionally, we believe that this fact shall not materially change.

Plan of Operation

In January 2006, we completed an offering of our equity securities, whereby we sold an aggregate of 1,560,000 shares of our common equity for total cash proceeds of $39,000. We believe that these funds will be sufficient to satisfy our start-up and operating requirements for the next 12 months. The table below sets forth the anticipated use of funds for the elements of our business plan that constitute top priorities and the amount expended as of March 31, 2006.

	Amount	Amount	Estimated
	Allocated	Expended	Completion

Website development and maintenance	$5,560	—	Ongoing
Marketing	$5,000	$1,383	Ongoing
Office supplies	$1,000	$32	Use as needed
Computer hardware and software	$3,000	$423	Ongoing
Accounting fees	$7,350	$1,876	Recurring
Legal and professional fees	$7,000	$4,567	Use as needed
General working capital	$5,000	—	Use as needed
SEC reporting expenses	$4,500	—	Use as needed

Our management believes that establishing our brand name is imperative to our ability to continue as a going concern. Establishing our presence on the Internet is critical to reaching a broad consumer base. We have published a website at www.omegaeventplanning.com. We have allocated $5,560 toward the development and maintenance of our website. As we enter into additional agreements with vendors to advertise through our service, we will update the website to display more information about our services and the vendors we represent. The website serves as our primary method of generating sales. We expect to continuously upgrade and refine the site, as we deem necessary and as our funds permit.

Our management anticipates that we will need to enter into relationships with between 10 to 20 vendors in order to establish a viable base of operations. However, this estimate assumes that our level of expenditures remains relatively constant. In addition, we cannot accurately predict the amount of revenues this number of artists would generate for us, since the popularity, availability and booking rates varies across all performers, as well as with each individually.

In order to attract our projected target of 10-20 vendors, we believe we will need to identify potential artists through Internet searches, personal recommendations and attending performances. These activities are expected to require minimal capital resources, if any at all. We also plan to utilize Internet marketing to advertise our website, and resultantly our services, to target entertainers and consumers across the United States. For a fee, we will submit our web site and various terms to describe our site with web portals such as Yahoo! or Google. Our management estimates that it will cost approximately $300 to $400 per month to achieve favorable search engine placement. However, this is only an estimate made by our management, we have not yet contacted any company regarding search engine placement or received definitive pricing quotes. We have allocated up to $5,000 of the proceeds raised in the private placement to finance our marketing activities for the next 12 months. To date, we do have not initiated any marketing or sales efforts. We have no marketing or sales initiatives or arrangements in effect.

We have budgeted $5,000 as general working capital for non-specific uses. We believe that these funds will allows us to cover costs that are as yet unforeseen and to take advantage of opportunities that may arise in the course of our business.

We expect to incur approximately $4,500 in expenses related to being a public reporting company. Although, our officers and directors have no specific experience managing a public company, we believe these funds will be sufficient to maintain our status as a reporting company with the SEC. Our officers and directors recognize that we are required to continuously file reports with the SEC and any exchange we may be listed on, and understand the resultant increased costs of being a public reporting company.

As of March 31, 2006, we had $31,019 in working capital. This amount, management believes, will be sufficient to satisfy our cash requirements without a need to raise additional funds in the next nine to 12 months. We cannot predict the stability of current or projected overhead or that we will generate sufficient revenues to maintain our operations without the need for additional capital. If we do not generate sufficient cash flow to support our operations over the next 12 months, or if our overhead increases substantially, we may need to raise additional capital by issuing capital stock in exchange for cash in order to continue as a going concern. There are no formal or informal agreements to attain such financing. We can not assure you that any financing can be obtained or, if obtained, that it will be on reasonable terms. Without realization of additional capital, it would be unlikely for us to continue as a going concern.

As of the date of the registration statement, we have no plans to perform any product research and development in the near term. There are no expected purchases of plant or significant equipment. Also, there are no plans to hire additional personnel in the near term.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Item 3. Description of Property

We use office space at 733 W. Montgomery, Spokane, Washington 99205. Mrs. Shelly Clark and Mr. Kendall Clark, our directors and officers, are providing space located at their primary residence at no charge to us. We believe that this arrangement is suitable given that our current operations are primarily administrative.

We believe that we will not need to lease additional administrative offices for at least the next 12 months. There are currently no proposed programs for the renovation, improvement or development of the facilities we currently use.

Item 4. Security Ownership of Certain Beneficial Owners and Management

Security ownership of certain beneficial owners

The following table sets forth certain information as of the date of this registration statement with respect to the beneficial ownership of our common stock by our directors and executive officers:

(1)	(2)	(3)	(4)
Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class

Common	Kendall Clark (Secretary-Treasurer)	1,000,000	14.5%
	733 W. Montgomery
	Spokane, WA 99205

Common	Shelly Clark (President)	4,200,000	61.0%
	733 W. Montgomery
	Spokane, WA 99205

Item 5. Directors and Executive Officers, Promoters and Control Persons

The following sets forth certain information with respect to executive officers, directors, key employees and advisors of Omega United, Inc. as of the date of this Registration statement:

Name	Age	Position	Period of Service(1)

Shelly Clark (2)	43	President & Chief Executive Officer	June 2006 – June 2007
Kendall Clark (2)	44	Secretary and Treasurer	June 2006 – June 2007

Notes:

(1) Our directors hold office until the next annual meeting of the stockholders, which shall be held in June of 2007, and until successors have been elected and qualified. Our officers were appointed by our directors and will hold office until they resign or are removed from office.

(2) Ms. Shelly Clark and Mr. Kendall Clark have obligations to entities other than Omega United, Inc. We plan to rely exclusively on their services to set up our business operations. Both currently work for us on a part-time basis and expect to devote approximately 20 hours per week to our business. They are prepared to dedicate additional time to our operations, as needed. There are no other full- or part-time employees.

Shelley Clark, President, Chief Executive Officer and Director: Shelley Clark has been an administrative and account specialist for approximately 13 years. Her responsibilities have ranged from office clerk, to managerial activities, to accounting and billing duties. From 1995 to 1998, Mrs. Clark was a Patient Account Coordinator with Lincare Inc., where she was responsible for accounts receivable, as well as servicing customers and insurance companies. Since 1998, Mrs. Clark has been employed with Physician Hospital Community Organization as a Third Party Administrator. She is responsible for adjudication and pricing of claims, as well as for invoicing for services provided.

Kendall Clark, Secretary, Treasurer and Director: From 1986 to the present, Kendall Clark was employed in the construction industry. During his nearly 18 years of employment, Mr. Clark has been responsible for the safe operation and maintenance of various materials and equipment. He was initially employed by S&F Construction, a laborer for road construction and support of heavy equipment operators. In 1988, S&F Construction was purchased by Acme Asphalt and Construction, where Mr. Clark continued his employment. In 1997, Inland Asphalt and Construction purchased Acme Asphalt and Construction. Mr. Clark operated heavy equipment and is a member of the Operating Engineer Union.

Family Relationships

Kendall and Shelley Clark are married.

Item 6. Executive Compensation

Executive Compensation

Summary Compensation Table

	Annual Compensation				Long-Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Restricted Stock Awards ($)	Securities Underlying Options (#)	LTIP Payouts ($)	All Other Compen-sation ($)

Shelly Clark	2006	0	0	0	0	0	0	0
President	2005	0	0	0	0	0	0	0
	2004	0	0	0	0	0	0	0

Kendall Clark	2006	0	0	0	0	0	0	0
Former President	2005	0	0	0	0	0	0	0
	2004	0	0	0	0	0	0	0

Directors’ Compensation

We have no formal or informal arrangements or agreements to compensate our directors for services they provide as directors of our company.

Employment Contracts and Officers’ Compensation

We have not entered into employment agreements with either of our officers and directors. We do not currently have plans to pay any compensation to our officers and directors until such time as we are cash flow positive.

Stock Option Plan and Other Long-term Incentive Plan

We currently do not have existing or proposed option/SAR grants.

Item 7. Certain Relationships and Related Transactions

In June 1998, Omega United issued 4,200,000 shares of its $0.001 par value common stock as founders’ shares to Shelly Clark, an officer and director of Omega, for services rendered, valued at $4,200. The services provided by Ms. Clark were related to the formation and development of our business plan.

On February 2, 2004, we issued 1,000,000 shares of its $0.001 par value common stock to Kendall Clark, a current officer and director, in exchange for cash in the amount of $10,000.

We use office space at 733 W. Montgomery, Spokane, WA 99205. Ms. Shelly Clark, a director and officer, is providing the office space at no charge to us. We believe that this arrangement is suitable given that our current operations are primarily administrative.

Item 8. Description of Securities

Our authorized capital stock consists of 25,000,000 shares of common stock, par value $0.001 per share. As of March 31, 2006, we had 6,880,500 shares of common stock outstanding. The following summary discusses all of the material terms of the provisions of our common stock as set forth in our “Articles of Incorporation” and bylaws.

Common Stock

As a holder of our common stock:

1.	You have equal rights to dividends from funds legally available, ratably, when as and if declared by our Board of Directors;

2.	You are entitled to share, ratably, in all of our assets available for distribution upon liquidation, dissolution, or winding up of our business affairs;

3.	You do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable;

4.	You are entitled to 1 vote per share of common stock you own, on all matters that stockholders may vote, and at all meetings of shareholders; and

5.	Additionally, there is no cumulative voting for the election of directors.

Anti-Takeover Provisions

Our charter and by-laws allow us to authorize the creation and issuance of preferred or common stock with designations and rights that our Board of Directors may determine at their discretion to create voting impediments or to frustrate persons seeking to effect a merger or to otherwise gain control of our company.

Additionally, the anti-takeover provisions of Sections 78.411 through 78.445 of the Nevada Revised Statutes apply to Omega United. The Nevada law prohibits us from merging with or selling our company or more than 5% of our assets or stock to any shareholder who owns or owned more than 10% of any stock or any entity related to a 10% shareholder for three years after the date on which the shareholder acquired our shares, unless the transaction is approved by our Board of Directors. The provisions also prohibit us from completing any of the transactions described in the preceding sentence with a 10% shareholder who has held the shares more than three years and its related entities unless the transaction is approved by our Board of Directors or a majority of our shares, other than shares owned by that 10% shareholder or any related entity. These provisions could delay, defer or prevent a change in control of our company. Our articles and by-laws do not contain similar provisions.

PART II

Item 1. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

Market Information

Effective June 20, 2006, our common stock began trading on the Pink Sheets under the stock ticker symbol “OMGU.” As of the date of this registration statement, no public market in OMGU’s common stock has yet developed and there can be no assurance that a meaningful trading market will subsequently develop. We make no representation about the value of our common stock. We have no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of our securities.

Shares Available Under Rule 144

There are currently 6,880,500 shares of common stock that are considered restricted securities under Rule 144 of the Securities Act of 1933. Of that amount, 5,200,000 shares are held by our affiliates, as that term is defined in Rule 144(a)(1). In general, under Rule 144 as amended, a person who has beneficially owned and held “restricted” securities for at least one year, including “affiliates,” may sell publicly without registration under the Securities Act, within any three-month period, assuming compliance with other provisions of the Rule, a number of shares that do not exceed the greater of (i) one percent of the common stock then outstanding or, (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale. A person who is not deemed an “affiliate” of our Company and who has beneficially owned shares for at least two years would be entitled to unlimited resale of such restricted securities under Rule 144 without regard to the volume and other limitations described above.

At the present time, the resale or transfer of 120,500 shares of our common stock held by a non-affiliated shareholder is permissible pursuant to Rule 144(k).

At the present time, the resale or transfer of 5,200,000 shares of our common stock held by our affiliates are permissible in limited quantities pursuant to Rule 144(e)(1) with notification compliant with Rule 144(h). Our officers and directors, collectively possessing approximately 77% of our voting common stock, control significantly all of our activities and thus, may affect the determination of whether dividends are paid on to our stockholders.

Holders

As of the date of this prospectus, we have 6,880,500 shares of $0.001 par value common stock issued and outstanding held by 25 shareholders of record. Our transfer agent is Holladay Stock Transfer, Inc., 2939 North 67th Place, Scottsdale, AZ 85251, phone (480) 481-3940.

Dividends

We have never declared or paid any cash dividends on our common stock. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on its common stock. Any future determination to pay dividends will be at the discretion of our directors and will be dependent upon then existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects, and other factors that the board of directors considers relevant.

Securities authorized for issuance under equity compensation plans

As of the date of this registration statement, there are no securities authorized for issuance by Omega United under equity compensation plans.

Item 2. Legal Proceedings

No director, officer, significant employee, or consultant of Omega United has been convicted in a criminal proceeding, exclusive of traffic violations.

No director, officer, significant employee, or consultant of Omega United has been permanently or temporarily enjoined, barred, suspended, or otherwise limited from involvement in any type of business, securities or banking activities.

No director, officer, significant employee, or consultant of Omega United has been convicted of violating a federal or state securities or commodities law.

Omega United is not a party to any pending legal proceedings.

Item 3. Changes in and Disagreements with Accountants

There have been no changes in or disagreements with Omega United’s certified independent accounting firm.

Item 4. Recent Sales of Unregistered Securities

The following discussion describes all the securities we have sold within the past three fiscal years:

Sales conducted under an exemption from registration provided under Section 4(2)

In June 1998, Omega United issued 4,200,000 shares of its $0.001 par value common stock as founders’ shares to Shelly Clark, the President and director of Omega United, for services rendered, valued at $4,200. The services provided by Mrs. Clark were related to the formation and development of our business plan.

On June 6, 2003, we sold 120,500 shares of our common stock to Legend Advisory Corporation, who is not and never was an officer or director of Omega United, for services rendered valued at $1,205. The services provided were related to our incorporation and development of our corporate filings.

On February 2, 2004, we issued 1,000,000 shares of its $0.001 par value common stock to Kendall Clark, a current officer and director, in exchange for cash in the amount of $10,000.

We believe that the transactions delineated above are exempt from the registration provisions of Section 5 of the Securities Act as such exemption is provided under Section 4(2) because:

1.	None of these issuances involved underwriters, underwriting discounts or commissions;
2.	Restrictive legends are placed on all certificates issued;
3.	The distribution did not involve general solicitation or advertising; and

The distributions were made only to insiders, accredited investors or investors who were sophisticated enough to evaluate the risks of the investment. All sophisticated investors were given access to all information about our business and the opportunity to ask questions and receive answers about our business from our management prior to making any investment decision.

On the basis of the above facts we claim that the issuances of a total of 5,320,500 shares of our common stock in June 1998, June 2003 and February 2004 were qualified for the exemption from registration contained in Section 4(2) of the Securities Act of 1933.

Sales conducted under Regulation D

On or about July 20, 2005, the Company commenced an offering of shares of common stock in accordance with Regulation D, Rule 504 of the Securities Act, registered by qualification in the State of Nevada. On January 26, 2006, we completed the offering, whereby we sold 1,560,000 shares of common stock, par value, at a price of $0.025 per share to 23 investors. The offering was sold for $39,000 in cash. All investors were, at the time of purchase, residents of the State of Nevada or were visiting in the state.

This offering of shares was conducted on a best-efforts basis by Brett Bleazard, a non-affiliated party and a licensed Series 63 sales agent. No commissions or underwriting discounts were provided to Mr. Bleazard for his services.

This offering was made in reliance upon an exemption from the registration provisions of the Securities Act of 1933, as amended, in accordance with Regulation D, Rule 504 of the Act. In addition, this offering was underwritten on a best efforts basis. In regards to the offering closed in January 2006, listed below are the factual circumstances which support the availability of Rule 504:

1.

At the time of the offering, we were not subject to the reporting requirements of section 13 or section 15(d) of the Exchange Act. Further, we are not now, nor were we at the time of the offering, considered to be an investment company. Finally, since inception, we have pursued a specific business plan, and continue to do so.

2.

We were issued a permit to sell securities by the State of Nevada, pursuant to our application for registration by qualification of offering of our common stock in that state. The application for registration by qualification was filed pursuant to the provisions of NRS 90.490, which requires the public filing and delivery to investors of a substantive disclosure document before sale. In January 2006, we completed an offering of shares of common stock pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, and the registration by qualification of said offering in the State of Nevada, whereby we sold 1,560,000 shares of our common stock to a total of 22 shareholders. The entire offering was conducted exclusively in the State of Nevada, pursuant to the permit issued by the State of Nevada.

3.	The aggregate offering price for the offering closed in January 2006 was $39,000, all of which was collected from the offering.

Item 5. Indemnification of Directors and Officers

Pursuant to the provisions of NRS 78.751, we shall indemnify our directors, officers and employees as follows: Every director, officer, or employee of Omega United shall be indemnified by us against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of Omega United or is or was serving at the request of Omega United as a director, officer, employee or agent of Omega United, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of Omega United. Omega United shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of Omega United as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable law.

The Articles of Incorporation of the Company provide for every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys’ fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

The Bylaws of the Company provide for indemnification of its directors, officers and employees against all expenses and liabilities as a result of any suit, litigation or other proceedings for damages. We have further been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by an affiliate or our company in connection with the securities being registered, we will submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

OMEGA UNITED, INC.

FINANCIAL STATEMENTS

Omega United, Inc.

(A Development Stage Company)

E. Randall Gruber, CPA, PC
Certified Public Accountant	Telephone (636)561-5639
400 Lake Saint Louis Boulevard	Fax (636)561-0735
Lake Saint Louis, Missouri 63367

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Omega United, Inc.

I have audited the accompanying balance sheets of Omega United, Inc. (a development stage company) as of December 31, 2005 and 2004, and the related statements of income, stockholders’ equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly in all material respects, the financial position of Omega United, Inc. as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company is in the development stage and has incurred losses since inception and has negative cash flows from operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ E. Randall Gruber, CPA, PC

E. Randall Gruber, CPA, PC

April 4, 2006

St. Louis, Missouri

Member: American Institute of Certified Public Accountants

Registered: Public Company Accounting Oversight Board (PCAOB)

Omega United, Inc.

(a Development Stage Company)

Balance Sheet

	December 31,
	2005	2004

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,386	$4,561

TOTAL CURRENT ASSETS	1,386	4,561

PROPERTY AND EQUIPMENT, net of accumulated depreciation of $516 for
2005 and $241 for 2004	1,119	1,135

TOTAL ASSETS	$2,505	$5,696

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES
Due to stockholder	——	178

TOTAL CURRENT LIABILITIES	——	178

COMMITMENTS AND CONTINGENCIES	——

STOCKHOLDERS’ EQUITY
Common stock, $0.001 par value, 25,000,000 shares
authorized, 5,320,500 and 5,320,500 shares issued and outstanding
at 2005and 2004 respectively	5,321	5,321
Additional paid-in capital	10,084	10,084
Deficit accumulated during development stage	(12,900)	(9,887)

TOTAL STOCKHOLDERS’ EQUITY	2,505	5,518

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,505	$5,696

The accompanying notes are an integral part of these financial statements.

Omega United, Inc.

(a Development Stage Company)

Statements of Operations

			Cumulative from
	For the years ended		June 3, 1998
	December 31,		(Inception) to
	2005	2004	December 31, 2005

REVENUE, net	$—	$—	$—

OPERATING EXPENSES:
Selling, General and administrative	3,013	4,482	12,900

TOTAL OPERATING EXPENSES	3,013	4,482	12,900

LOSS BEFORE PROVISION FOR TAXES	(3,013)	(4,482)	(12,900)

PROVISION FOR INCOME TAXES	—	—	—

NET LOSS	$(3,013)	$(4,482)	$(12,900)

NET LOSS PER SHARE:
BASIC AND DILUTED	$(0.00)	$(0.00)	$(0.00)

WEIGHTED AVERAGE SHARES OUTSTANDING:
BASIC AND FULLY DILUTED	5,320,500	4,820,500	4,491,340

The accompanying notes are an integral part of these financial statements.

Omega United, Inc.

(a Development Stage Company)

Statement of Stockholders’ Equity

				Deficit	Total
			Additional	accumulated	stockholders’
	Common Stock		paid-in	during the	equity
	Shares	Amount	capital	development stage	(deficit)
Balance at inception (June 3, 1998)	—	$—	$—	$—	$—

Issuance of shares for services rendered	4,200,000	4,200	—	—	4,200

Net loss for the period June 3, 1998
through December 31, 1998	—	—	—	(4,200)	(4,200)
Balance, December 31, 1998	4,200,000	4,200	—	(4,200)	—

Net loss for the year ended December 31, 1999	—	—	—	—	—
Balance, December 31, 1999	4,200,000	4,200	—	(4,200)	—

Net loss for the year ended December 31, 2000	—	—	—	—	—
Balance, December 31, 2000	4,200,000	4,200	—	(4,200)	—

Net loss for the year ended December 31, 2001	—	—	—	—	—
Balance, December 31, 2001	4,200,000	4,200	—	(4,200)	—

Net loss for the year ended December 31, 2002	—	—	—	—	—
Balance, December 31, 2002	4,200,000	4,200	—	(4,200)	—

Issuance of shares for services rendered	120,500	121	1,084		1,205

Net loss for the year ended December 31, 2003	—	—	—	(1,205)	(1,205)
Balance, December 31, 2003	4,320,500	4,321	1,084	(5,405)	—

Issuance of shares for cash on February 4, 2004	1,000,000	1,000	9,000	—	10,000
Net loss for the year ended December 31, 2004	—	—	—	(4,482)	(4,482)
Balance, December 31, 2004	5,320,500	5,321	10,084	(9,877)	5,518

Net loss for the year ended December 31, 2005	—	—	—	(3,013)	(3,013)
Balance, December 31, 2005	5,320,500	$5,321	$10,084	$(12,900)	$2,505

The accompanying notes are an integral part of these financial statements.

Omega United, Inc.

(a Development Stage Company)

Statements of Cash Flows

			Cumulative from
	For the years ended		June 3, 1998
	December 31,		(inception) to
	2005	2004	December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,013)	$(4,482)	$(12,900)
Adjustments to reconcile net loss to net cash
used in operating activities:
Issuance of shares for services rendered	—	—	5,405
Depreciation	275	241	516
Changes in assets and liabilities:
Due to stockholder	(178)	178	—
Net cash used in operating activities	(2,916)	(4,063)	(6,979)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock	—	10,000	10,000
Net cash provided by financing activities	—	10,000	10,000

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(259)	(1,376)	1,635
Net cash used by investing activities	(259)	(1,376)	1,635

NET INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS	(3,175)	4,561	1,386

CASH AND EQUIVALENTS, Beginning of period	4,561	—	—

CASH AND EQUIVALENTS, End of period	$1,386	$4,561	$1,386

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Interest paid	$—	$—	$—
Income taxes paid	$—	$—	$—

The accompanying notes are an integral part of these financial statements.

OMEGA UNITED, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004 AND FOR THE

PERIOD FROM JUNE 3, 1998 (INCEPTION) TO DECEMBER 31, 2005

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Line of Business

Omega United, Inc. (the “Company”) is currently a development stage company under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 7 and was incorporated under the laws of the State of Nevada on June 3, 1998. The Company has a December 31 year end.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. However, the Company has no established source of revenue. This matter raises substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Management plans to take the following steps that it believes will be sufficient to provide the Company with the ability to continue in existence:

Management intends to raise financing through private equity financing or other means and interests that it deems necessary.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

Revenue Recognition

The Company’s financial statements are prepared under the accrual method of accounting. The Company will recognize revenues related to entertainment reservations when a confirmation and cost of a booking is received from the performer and the performance is completed. The Company will record costs in the period incurred rather than paid.

Property and Equipment

Property and equipment are recorded at historical cost. Minor additions and renewals are expensed in the year incurred. Major additions and renewals are capitalized and depreciated over their estimated useful lives. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation expense is recorded within selling, general and administrative expense. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate. The estimated useful lives for significant property and equipment categories are as follows:

Computer Equipment	3 years

OMEGA UNITED, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004 AND FOR THE

PERIOD FROM JUNE 3, 1998 (INCEPTION) TO DECEMBER 31, 2005

Comprehensive Income

Statement of Financial Accounting Standards (“SFAS”) No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting and display of comprehensive income and its components in the financial statements. For the years ended December 31, 2005 and 2004, the Company has no items that represent other comprehensive income and, accordingly, has not included a schedule of comprehensive income in the financial statements.

Fair Value of Financial Instruments

The estimated fair values of cash, property and equipment and due to stockholder, none of which are held for trading purposes, approximate their carrying value because of the short term maturity of these instruments or the stated interest rates are indicative of market interest rates.

Cash Equivalents

Cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations.

Concentration of Credit Risk

The Company places its cash with high quality financial institutions and at times may exceed the FDIC $100,000 insurance limit. The Company will extend credit based on an evaluation of the customer’s financial condition, generally without collateral. Exposure to losses on receivables is principally dependent on each customer’s financial condition. The Company will monitor its exposure for credit losses and maintains allowances for anticipated losses, if required.

Advertising Costs

Advertising costs are expensed as incurred. There were no advertising expenses for the years ended December 31, 2005 and 2004.

Income Taxes

The Company accounts for income taxes under SFAS 109, “Accounting for Income Taxes.” Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations.

OMEGA UNITED, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004 AND FOR THE

PERIOD FROM JUNE 3, 1998 (INCEPTION) TO DECEMBER 31, 2005

Basic and Diluted Income/(Loss) Per Share:

In accordance with SFAS No. 128, “Earnings Per Share,” the basic income/(loss) per common share is computed by dividing net income/(loss) available to common stockholders by the weighted average number of common shares outstanding. Diluted income per common share is computed similar to basic income per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. As of December 31, 2005, the Company does not have any equity or debt instruments outstanding that can be converted into common stock.

Stock-Based Compensation

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and complies with the disclosure provisions of SFAS 123, “Accounting for Stock-Based Compensation”. Under APB 25, compensation cost is recognized over the vesting period based on the excess, if any, on the date of grant of the deemed fair value of the Company’s shares over the employee’s exercise price. When the exercise price of the employee share options is less than the fair value price of the underlying shares on the grant date, deferred stock compensation is recognized and amortized to expense in accordance with FASB Interpretation No. 28 over the vesting period of the individual options. Accordingly, because the exercise price of the Company’s employee options equals or exceeds the market price of the underlying shares on the date of grant, no compensation expense is recognized. Options or shares awards issued to non-employees are valued using the fair value method and expensed over the period services are provided.

Segment Reporting

Based on the Company’s integration and management strategies, the Company operated in a single business segment. For the years ended December 31, 2005 and 2004, the Company had no revenue.

New Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (an interpretation of Accounting Research Bulletin (ARB) No. 51, Consolidated Financial Statements). Interpretation 46 addresses consolidation by business enterprises of entities to which the usual condition of consolidation described in ARB-51 does not apply. The Interpretation changes the criteria by which one company includes another entity in its consolidated financial statements. The general requirement to consolidate under ARB-51 is based on the presumption that an enterprise’s financial statement should include all of the entities in which it has a controlling financial interest (i.e., majority voting interest). Interpretation 46 requires a variable interest entity to be consolidated by a company that does not have a majority voting interest, but nevertheless, is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. A company that consolidates a variable interest entity is called the primary beneficiary of that entity. In December 2003, the FASB concluded to revise certain elements of FIN 46, primarily to clarify the required accounting for interests in variable interest entities. FIN-46R replaces FIN-46, that was issued in January 2003. FIN-46R exempts certain entities from its requirements and provides for special effective dates for entities that have fully or partially applied FIN-46 as of December 24, 2003. In certain situations, entities have the option of applying or continuing to apply FIN-46 for a short period of time before applying FIN-46R. In general, for all entities that were previously considered special purpose entities, FIN 46 should be applied for registrants who file under Regulation SX in periods ending after March 31, 2004, and for registrants who file under Regulation SB, in periods ending after December 15, 2004. The Company does not expect the adoption to have a material impact on the Company’s financial position or results of operations.

OMEGA UNITED, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004 AND FOR THE

PERIOD FROM JUNE 3, 1998 (INCEPTION) TO DECEMBER 31, 2005

During April 2003, the FASB issued SFAS 149 - “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, effective for contracts entered into or modified after September 30, 2003, except as stated below and for hedging relationships designated after September 30, 2003. In addition, except as stated below, all provisions of this Statement should be applied prospectively. The provisions of this Statement that relate to Statement 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, paragraphs 7(a) and 23(a), which relate to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to both existing contracts and new contracts entered into after September 30, 2003. The adoption of this statement had no impact on the Company’s financial statements.

During May 2003, the FASB issued SFAS 150 - “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for public entities at the beginning of the first interim period beginning after June 15, 2003. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a freestanding financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements. The adoption of this statement had no impact on the Company’s financial statements.

In December 2003, the FASB issued a revised SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits” which replaces the previously issued Statement. The revised Statement increases the existing disclosures for defined benefit pension plans and other defined benefit postretirement plans. However, it does not change the measurement or recognition of those plans as required under SFAS No. 87, “Employers’ Accounting for Pensions,” SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,” and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” Specifically, the revised Statement requires companies to provide additional disclosures about pension plan assets, benefit obligations, cash flows, and benefit costs of defined benefit pension plans and other defined benefit postretirement plans. Also, companies are required to provide a breakdown of plan assets by category, such as debt, equity and real estate, and to provide certain expected rates of return and target allocation percentages for these asset categories. The Company has implemented this pronouncement and has concluded that the adoption has no material impact to the financial statements.

In December 2003, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition.” SAB 104 supersedes SAB 101, “Revenue Recognition in Financial Statements.” SAB 104’s primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superseded as a result of the issuance of EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” Additionally, SAB 104 rescinds the SEC’s Revenue Recognition in Financial Statements Frequently Asked Questions and Answers (“the FAQ”) issued with SAB 101 that had been codified in SEC Topic 13, Revenue Recognition. Selected portions of the FAQ have been incorporated into SAB 104. While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104, which was effective upon issuance. The adoption of SAB 104 did not impact the financial statements.

OMEGA UNITED, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004 AND FOR THE

PERIOD FROM JUNE 3, 1998 (INCEPTION) TO DECEMBER 31, 2005

In March 2004, the FASB approved the consensus reached on the Emerging Issues Task Force (EITF) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The objective of this Issue is to provide guidance for identifying impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB issued a FASB Staff Position (FSP) EITF 03-1-1 that delays the effective date of the measurement and recognition guidance in EITF 03-1 until after further deliberations by the FASB. The disclosure requirements are effective only for annual periods ending after June 15, 2004. The Company has evaluated the impact of the adoption of the disclosure requirements of EITF 03-1 and does not believe it will have an impact to the Company’s overall combined results of operations or combined financial position. Once the FASB reaches a final decision on the measurement and recognition provisions, the Company will evaluate the impact of the adoption of EITF 03-1.

In November 2004, the FASB issued SFAS No. 151 “Inventory Costs, an amendment of ARB No. 43, Chapter 4 (“ SFAS No. 151”. The amendments made by SFAS 151 clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The Company has evaluated the impact of the adoption of SFAS 151, and does not believe the impact will be significant to the Company’s overall results of operations or financial position.

In December 2004, the FASB issued SFAS No.152, “Accounting for Real Estate Time-Sharing Transactions-an amendment of FASB Statements No. 66 and 67” (“SFAS 152”) SFAS 152 amends SFAS No. 66, “Accounting for Sales of Real Estate”, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, “Accounting for Real Estate Time-Sharing Transactions”. SFAS 152 also amends SFAS No. 67, “Accounting for Costs and Initial Rental Operations of Real Estate Projects”, to state that the guidance for (a) incidental operations and

(b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. SFAS 152 is effective for financial statements for fiscal years beginning after June 15, 2005, with earlier application encouraged. The Company has evaluated the impact of the adoption of SFAS 152, and does not believe the impact will be significant to the Company’s overall results of operations or financial position.

In December 2004, the FASB issued SFAS No.153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions.” The amendments made by SFAS 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. Opinion 29 provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets. That exception required that some nonmonetary exchanges, although commercially substantive, to be recorded on a carryover basis. By focusing the exception on exchanges that lack commercial substance, the FASB believes SFAS No.153 produces financial reporting that more faithfully represents the economics of the transactions. SFAS No.153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance. The provisions of SFAS No.153 shall be applied prospectively. The Company has evaluated the impact of the adoption of SFAS 153, and does not believe the impact will be significant to the Company’s overall results of operations or financial position.

OMEGA UNITED, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004 AND FOR THE

PERIOD FROM JUNE 3, 1998 (INCEPTION) TO DECEMBER 31, 2005

In December 2004, the FASB issued SFAS No.123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”). SFAS 123(R) will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS 123(R) replaces SFAS No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123(R) as of the first interim or annual reporting period that begins after June 15, 2005. The Company has evaluated the impact of the adoption of SFAS 123(R), and does not believe the impact will be significant to the Company’s overall results of operations or financial position.

NOTE 3 - STOCKHOLDERS’ EQUITY

During the initial period from June 3, 1998 through December 31, 1998, the company issued 4,200,000 shares of its $0.001 par value common stock as founders’ shares to Shelley Clark, an officer and director, in exchange for services rendered in the amount of $4,200.

During the year ended December 31, 2003 the Company issued 120,500 shares of its $0.001 par value common stock to a non-affiliated third party in exchange for services rendered in the amount of $1,205.

On February 4, 2004, the Company issued 1,000,000 shares of its $0.001 par value common stock to Kendall Clark, an officer and director, in exchange for cash in the amount of $10,000.

NOTE 4 - INCOME TAXES

The reconciliation of the effective income tax rate to the federal statutory rate for the year ended December 31, 2005 and 2004 is as follows:

	Year Ended	Year Ended
	December 31,	December 31,
	2005	2004

Federal income tax rate	34.0%	34.0%
Effect of net operating loss	(34.0)%	(34.0)%
Effective income tax rate	0.0%	0.0%

Deferred tax assets and liabilities reflect the net effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities at December 31, 2005 are as follows:

Loss carry forwards	$12,900
Less valuation allowance	$(12,900)
$—

At December 31, 2005, the Company has provided a valuation allowance for the deferred tax asset since management has not been able to determine that the realization of that asset is more likely than not. The net operating loss of $12,900 will expire starting in 2019.

OMEGA UNITED, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004 AND FOR THE

PERIOD FROM JUNE 3, 1998 (INCEPTION) TO DECEMBER 31, 2005

NOTE 5 – SUBSEQUENT EVENTS

On January 26, 2006, the Company closed a public offering under Regulation D of Rule 504 of the Securities and Exchange Commission. The Company raised a total of $39,000 from twenty-three subscribers totaling 1,560,000 shares common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

As of December 31, 2004, a stockholder advanced the Company $178 to pay for certain expenses. The amount due to the stockholder is a loan that bears zero interest and is due on demand. During the year ended December 31, 2005, the advance was repaid.

Financial Statements

of

Omega United, Inc.

(a Developmental Stage Company)

For the Period Ended March 31, 2006

Omega United, Inc.

(a Development Stage Company)

Balance Sheet

(unaudited)

March 31,
2006

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$31,018

TOTAL CURRENT ASSETS	31,018

PROPERTY AND EQUIPMENT, net of accumulated depreciation of $642	1,870

TOTAL ASSETS	$32,888

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES
Due to stockholder	——

TOTAL CURRENT LIABILITIES	——

COMMITMENTS AND CONTINGENCIES	——

STOCKHOLDERS’ EQUITY
Common stock, $0.001 par value, 25,000,000 shares
authorized, 6,880,500 shares issued and outstanding at March 31, 2006	6,881
Additional paid-in capital	47,524
Deficit accumulated during development stage	(21,517)

TOTAL STOCKHOLDERS’ EQUITY	32,888

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$32,888

The accompanying notes are an integral part of these financial statements.

Omega United, Inc.

(a Development Stage Company)

Statements of Operations

(unaudited)

			Cumulative from
	Three Months Ended		June 3, 1998
	March 31,		(Inception) to
	2006	2005	March 31, 2006

REVENUE, net	$—	$—	$—

OPERATING EXPENSES:
Selling, general and administrative expenses	8,617	69	21,517

TOTAL OPERATING EXPENSES	8,617	69	21,517

LOSS BEFORE PROVISION FOR TAXES	(8,617)	(69)	(21,517)

PROVISION FOR INCOME TAXES	—	—	—

NET LOSS	$(8,617)	$(69)	$(21,517)

NET LOSS PER SHARE:
BASIC AND DILUTED	$(0.00)	$(0.00)

WEIGHTED AVERAGE SHARES OUTSTANDING:
BASIC AND FULLY DILUTED	6,816,390	5,320,500

The accompanying notes are an integral part of these financial statements.

Omega United, Inc.

(a Development Stage Company)

Statements of Cash Flows

(unaudited)

			Cumulative from
	Three month periods ended		June 3, 1998
	March 31,	March 31,	(inception) to
	2006	2005	March 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(8,617)	$(69)	$(21,517)
Adjustments to reconcile net loss to net cash
used in operating activities:
Issuance of shares for services rendered	—	—	5,405
Depreciation	125	69	642
Changes in assets and liabilities:
Due to stockholder	—	—	—
Net cash used in operating activities	(8,492)	—	(15,470)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock	39,000	—	49,000
Net cash provided by financing activities	39,000	—	49,000

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(876)	—	(2,511)
Net cash used by investing activities	(876)	—	(2,511)

NET INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS	29,632	—	31,018

CASH AND EQUIVALENTS, Beginning of period	1,386	4,561	—

CASH AND EQUIVALENTS, End of period	$31,018	$4,561	$31,018

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Interest paid	$—	$—	$—
Income taxes paid	$—	$—	$—

The accompanying notes are an integral part of these financial statements.

OMEGA UNITED, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2005

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Line of Business

Omega United, Inc. (the “Company”) is currently a development stage company under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 7 and was incorporated under the laws of the State of Nevada on June 3, 1998. The Company has a December 31 year end.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. However, the Company has no established source of revenue. This matter raises substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Management plans to take the following steps that it believes will be sufficient to provide the Company with the ability to continue in existence:

Management intends to raise financing through private equity financing or other means and interests that it deems necessary.

Cash Equivalents

Cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations.

Advertising Costs

Advertising costs are expensed as incurred. There were no advertising expenses for the three months ended March 31, 2006 and 2005.

Income Taxes

The Company accounts for income taxes under SFAS 109, “Accounting for Income Taxes.” Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations.

OMEGA UNITED, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2005

Basic and Diluted Income/(Loss) Per Share:

In accordance with SFAS No. 128, “Earnings Per Share,” the basic income/(loss) per common share is computed by dividing net income/(loss) available to common stockholders by the weighted average number of common shares outstanding. Diluted income per common share is computed similar to basic income per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. As of March 31, 2006, the Company does not have any equity or debt instruments outstanding that can be converted into common stock.

Stock-Based Compensation

In December 2004, the FASB issued a revised Statement of Financial Accounting Standards No. 123 (SFAS #123R), “Share-Based Payments.” SFAS #123R replaced Statement of Financial Accounting Standards No. 123 (SFAS #123), “Accounting for Stock-Based Compensation,” and superseded Accounting Principles Board Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees.” In March 2005, the U.S. Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 107 (SAB 107), which expresses views of the SEC staff regarding the interaction between SFAS #123R and certain SEC rules and regulations, and provides the staff’s views regarding the valuation of share-based payment arrangements for public companies. SFAS #123R will require compensation cost related to share-based payment transactions to be recognized in the financial statements. SFAS #123R required public companies to apply SFAS #123R in the first interim or annual reporting period beginning after June 15, 2005. In April 2005, the SEC approved a new rule that delays the effective date, requiring public companies to apply SFAS #123R in their next fiscal year, instead of the next interim reporting period, beginning after June 15, 2005.

SFAS #123R requires measurement of the cost of share-based payment transactions to employees at the fair value of the award on the grant date and recognition of expense over the requisite service or vesting period. It requires implementation using a modified version of prospective application, under which compensation expense of the unvested portion of previously granted awards and all new awards will be recognized on or after the date of adoption. SFAS #123R also allows companies to adopt SFAS #123R by restating previously issued statements, basing the amounts on the expense previously calculated and reported in their pro forma footnote disclosures required under SFAS #123. The Company will adopt SFAS #123R during the fiscal year 2006. It is management’s position that SFAS #123R does not have a material effect on its financial statements and disclosures.

Segment Reporting

Based on the Company’s integration and management strategies, the Company operated in a single business segment. For the three months ended March 31, 2006 and 2005, the Company had no revenue.

NOTE 3 - STOCKHOLDERS’ EQUITY

During the initial period from June 3, 1998 through December 31, 1998, the company issued 4,200,000 shares of its common stock valued at par value, or $4,200 which represented its par value on the date of issuance.

During the year ended December 31, 2003 the Company issued 120,500 shares of its common stock valued at par value, or $1,205, which represented its par value on the on the date of issuance.

On February 4, 2004, the Company issued 1,000,000 shares of its common stock for $10,000, which represented its fair market value on the date of issuance.

On January 26, 2006, the Company closed a public offering under Regulation D of Rule 504 of the Securities and Exchange Commission. The Company raised a total of $39,000 from twenty-three subscribers totaling 1,560,000 shares common stock.

PART III

Item 1. Index to Exhibits

Exhibit Number	Name and/or Identification of Exhibit

3	Articles of Incorporation & By-Laws
a. Articles of Incorporation of the Company filed June 3, 1998*
b. By-Laws of the Company adopted June 8, 1998*

10	Material Contracts
Sample Vendor Agreement

*	Incorporated by reference herein filed as exhibits the Company’s Form 10-SB Registration Statement filed on July 14, 2006.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

OMEGA UNITED, INC.
(Registrant)

Date:	September 11, 2006	By:	/s/ Shelley Clark
(Signature)
Shelley Clark, President
(Name and Title)